Exhibit 3.1.1

CERTIFICATE OF AMENDMENT

OF

SEVENTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

E2OPEN, INC.

E2open, Inc., a Delaware corporation (the “Company”), does hereby certify that the following amendment to the Company’s Seventh Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law, with the approval of such amendment by the Company’s stockholders having been given by written consent without a meeting in accordance with Sections 228 and 242 of the Delaware General Corporation Law:

1.	Article IV.A shall be amended and restated in its entirety as follows:

“Classes of Stock. The Corporation is authorized to issue two classes of capital stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of capital stock authorized to be issued is 42,561,000 shares, of which 25,058,000 shares shall be Common Stock, par value $0.001 per share, and of which 17,503,000 shares shall be Preferred Stock, par value $0.001 per share. The authorized Preferred Stock shall be organized as follows: (i) 4,572,000 shares of Series AA Preferred Stock (the “Series AA Preferred”), (ii) 2,858,000 shares of Series BB Preferred Stock (the “Series BB Preferred”), (iii) 4,358,000 shares of Series CC Preferred Stock (the “Series CC Preferred”) and (iv) 5,715,000 shares of Series D Preferred Stock (the “Series D Preferred”). As used herein, “Preferred Stock” shall collectively mean the Series AA Preferred, Series BB Preferred, Series CC Preferred and Series D Preferred.”

2.	A new section shall be inserted after Article IV.A entitled Article IV.AA and shall read in its entirety as follows:

“Reverse Split. Immediately upon the filing of this Certificate of Amendment, (i) each thirty-five (35) outstanding shares of Common Stock will be exchanged and combined, automatically and without further action, into one (1) share of Common Stock; (ii) each thirty-five (35) outstanding shares of Series AA Preferred Stock will be exchanged and combined, automatically and without further action, into one (1) share of Series AA Preferred Stock; (iii) each thirty-five (35) outstanding shares of Series BB Preferred Stock will be exchanged and combined, automatically and without further action, into one (1) share of Series BB Preferred Stock; (iv) each thirty-five (35) outstanding shares of Series CC Preferred Stock will be exchanged and combined, automatically and without further action, into one (1) share of Series CC Preferred Stock; and (v) each thirty-five (35) outstanding shares of Series D Preferred Stock will be exchanged and combined, automatically and without further action, into one (1) share of Series D Preferred Stock (the “Reverse Split”). The Reverse Split shall be effected on a stockholder-by-stockholder basis and no fractional shares shall be issued upon the exchange and combination. In lieu of any fractional shares to which the holder would otherwise be entitled, the Company shall pay an amount of cash equal to the product of (i) the fractional share to which the holder would otherwise be entitled and (ii) the then fair value of a share as determined in good faith by the Board of Directors of the Corporation.”

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to be signed by its duly authorized officer this 29th day of June, 2012, and the foregoing facts stated herein are true and correct.

E2OPEN, INC.

By:	/s/ Peter Maloney
Name:	Peter Maloney
Title:	Chief Financial Officer